FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 5, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 5, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. PRESS RELEASE

TAIPEI, TAIWAN, R.O.C., MAY 2, 2005 – Advanced Semiconductor Engineering Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”) today provided additional information relating to the fire that took place yesterday at its facilities in Chungli, Taiwan. Beginning this morning, local governmental authorities have initiated investigations into the cause of the fire. While the official investigations continue, the Company has commenced discussions with insurance providers relating to claims for the damage caused by the fire. Representatives from insurance providers visited the premises today to conduct an inspection of the damage caused by the fire.

ASE has retained structural engineers to assess the extent of the damage to the building that caught fire. The first four floors of the building, which housed part of the Company’s operations for the production of interconnect materials, suffered direct damage by the fire. The Company estimates the damage to equipment and inventory on these floors, most of which is covered by insurance, at US$130 million. This does not include any damage to the building which has been incurred. In addition, most of the equipment and inventory on other floors of the eleven-floor building, the substantial majority of which is for semiconductor packaging and test, while not damaged by the fire, were damaged by smoke caused by the fire. The Company expects to commence, with the insurance providers, the process of assessing the actual extent of damage, upon regaining access to all floors of the building. The Company will also begin its clean-up efforts tomorrow.

The Company currently estimates that its production facilities in Kaohsiung have sufficient packaging and test capacity to meet all customer requirements that are expected to be diverted from Chungli as a result of the fire. Following direct communications with its customers, ASE expects to facilitate expeditiously their qualification of ASE’s Kaohsiung facilities in order to give effect to the planned transfer of production as quickly and smoothly as possible, pending the recovery of Chungli to full operating capacity.